UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2022

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of the Merger and other Teekay Transactions

On January 13, 2022, pursuant to, and upon the terms and subject to the conditions of, that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among Teekay LNG Partners L.P., a Marshall Islands limited partnership (the “Partnership”), Stonepeak Limestone Holdings LP (f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP), a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc., a Marshall Islands corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Teekay GP L.L.C., a Marshall Islands limited liability company and the sole general partner of the Partnership (the “General Partner”), Parent completed its acquisition of the Partnership. Merger Sub merged with and into the Partnership, with the Partnership surviving the merger as a subsidiary of Parent (the “Merger”). Teekay Corporation, a Marshall Islands corporation (“Teekay”), owns, directly or indirectly through subsidiaries, (a) approximately 41.1% of the Partnership’s issued and outstanding common units, representing limited partner interests in the Partnership (the “Common Units”), and (b) 100% of the General Partner, which holds all of the general partner interests (the “General Partner Interest”) in the Partnership. The General Partner Interest includes an economic ownership interest equal in value to 1,555,061 Common Units. As described below, concurrently with the Merger, Parent acquired from Teekay or its applicable subsidiaries (a) all of the issued and outstanding Common Units held by Teekay, (b) all of Teekay’s General Partner Interest and (c) certain restructured Teekay subsidiaries (the “Services Companies”) that provide, through existing services agreements, various services to the Partnership and the Partnership’s subsidiaries and joint ventures.

Merger Agreement

At the effective time of the Merger (the “Effective Time”) on January 13, 2022, pursuant to the Merger Agreement:

•

Each Common Unit that was issued and outstanding immediately prior to the Effective Time (other than Excluded Units (as defined in the Merger Agreement)) automatically converted into the right to receive $17.00 in cash (the “Merger Consideration”);

•

Each restricted unit or other Incentive Equity Award (as defined in the Merger Agreement) granted pursuant to the Partnership’s long-term incentive plan (the “Incentive Equity Plan”) that was outstanding immediately prior to the Effective Time, whether or not vested, was automatically vested, cancelled and converted into the right to receive an amount in cash equal to the product of (a) the Merger Consideration multiplied by (b) the number of Common Units subject to such Incentive Equity Award held by such holder, less applicable withholding taxes;

•

Each 9.00% Series A Cumulative Redeemable Perpetual Preferred Unit and 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit of the Partnership that was issued and outstanding immediately prior to the Effective Time remains outstanding immediately following the Effective Time, and no consideration was delivered in respect thereof; and

•

The General Partner Interest that was issued and outstanding immediately prior to the Effective Time remains outstanding, and the General Partner, as a subsidiary of Parent, will continue as the sole general partner of the Partnership.

Limited Liability Company Interest Purchase Agreement. Concurrently with the closing of the Merger, Parent purchased from Teekay and its wholly owned subsidiary, Teekay Holdings Limited, 100% of the limited liability company interests of the General Partner (the “Purchased Interest”) pursuant to, and upon the terms subject to the conditions set forth in, that certain Limited Liability Company Interest Purchase Agreement (the “LLC Interest Purchase Agreement”) dated as of October 4, 2021 by and between Parent and Teekay. As a result of this transaction, Parent owns 100% of the sole general partner of the Partnership. The total purchase price to be paid to Teekay for the Purchased Interest was $26.4 million in cash, which represents the product of (a) the Merger Consideration multiplied by (b) the 1,555,061 Common Unit-equivalent economic ownership interest represented by the General Partner Interest. Accordingly, the purchase price per Common Unit equivalent will be the same amount as the Merger Consideration paid per Common Unit in the Merger.

Management Services Restructuring and Purchase Agreement. Concurrently with the closing of the Merger, pursuant to and upon the terms and subject to the conditions set forth in, that certain Management Services Restructuring and Purchase Agreement (the “Services Companies Purchase Agreement”), dated as of October 4, 2021, by and among Parent, Teekay and Teekay LNG Operating L.L.C., a Marshall Islands limited liability company and subsidiary of the Partnership (“Opco”), Opco purchased certain restructured Services Companies. The Services Companies have historically provided, through existing services agreements, various services to the Partnership and the Partnership’s subsidiaries and joint ventures as well as Teekay and its subsidiaries. Services provided by the Services Companies have included, in the case of the Partnership’s subsidiaries and certain of its joint ventures, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of the Partnership, various administrative services. Following the Effective Time, pursuant to a transition services agreement, the Services Companies retained by Teekay will continue to provide certain of these services to Opco, the Partnership and their respective subsidiaries and the Services Companies purchased by Opco will provide certain services to Teekay and its subsidiaries.

The foregoing summaries of the Merger Agreement, the LLC Interest Purchase Agreement and the Services Companies Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full terms of such agreements. The Merger Agreement and the LLC Interest Purchase Agreement are attached as Exhibits 4.1 and 4.2 hereto, and are incorporated herein by reference.

The Merger Agreement and the LLC Interest Purchase Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about the parties or their respective subsidiaries or affiliates.

Delisting from the New York Stock Exchange

In connection with the consummation of the Merger, the New York Stock Exchange (the “NYSE”) was notified that each outstanding Common Unit was converted into the right to receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement. The Partnership requested that the NYSE file a notification of removal from listing on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the delisting of the Common Units. The trading of the Common Units on the NYSE was suspended prior to the opening of trading on January 13, 2021.

In addition, the Partnership intends to file with the SEC a certification of notice of termination on Form 15 requesting that the Common Units be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the Partnership’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Common Units be suspended. Reporting obligations with respect to the outstanding preferred units of the Partnership remain unchanged.

Press Release

Attached as Exhibit 99.1 is a copy of a press release of the Partnership, dated January 13, 2021, announcing the completion of the Merger.

EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit

4.1*	Agreement and Plan of Merger, dated October 4, 2021, among Stonepeak Limestone Holdings LP (f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP), Limestone Merger Sub, Inc., Teekay LNG Partners L.P. and Teekay GP L.L.C. (incorporated by reference to Exhibit 4.1 to the Form 6-K furnished by Teekay LNG Partners L.P. on October 12, 2021)

4.2*	Limited Liability Company Interest Purchase Agreement, dated October 4, 2021, between Teekay Corporation and Stonepeak Limestone Holdings LP (f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP) (incorporated by reference to Exhibit 4.2 to the Form 6-K furnished by Teekay LNG Partners L.P. on October 12, 2021)

99.1	Press Release of Teekay LNG Partners L.P.

*	Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided to the SEC upon request.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Partnership’s respective views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. However, although the Partnership may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Important factors that could cause actual results to differ materially include, but are not limited to: competitive factors in the markets in which the Partnership operates; changes in the financial stability of the Partnership’s charterers; changes in our expenses; higher than expected costs and/or delays associated with the installation of additional equipment on certain of the Partnership’s LNG carriers or with the drydocking of the Partnership’s vessels; potential for early termination of long-term contracts and the Partnership’s ability to renew or replace long-term contracts; the Partnership’s ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or price of LNG or LPG; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; the Partnership’s ability to fund the Partnership’s liquidity needs during the next 12 months, including the Partnership’s ability to access additional cash and capital and refinance the Partnership’s debt; the Partnership’s and its joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; changes in laws or regulations, including those relating to the regulation of greenhouse gases; the application of sanctions to the Partnership or any of its counterparties or joint venture partners; LNG or LPG project delays or abandonment; the duration and extent of the COVID-19 global pandemic and any resulting effects on the markets in which we operate; the impact of the COVID-19 global pandemic on our ability to maintain safe and efficient operations. Additional factors that may affect the business or financial results of the Partnership are described in the risk factors included in its filings with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. The Partnership expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO.333-238331) FILED WITH THE SEC ON MAY 18, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: January 13, 2022	By:	/s/ N. Angelique Burgess
N. Angelique Burgess
Corporate Secretary